Exhibit 99.1

PRF Technologies Provides Year-End 2025 Business Update Highlighting
Strategic Progress Across Healthcare and AI-Driven Solar Platforms

LayerBio’s OcuRing™-K program and broader ocular platform
strengthen PRF’s healthcare growth strategy

DeepSolar advances from acquisition to early commercial deployment

Tel Aviv – March 27, 2026 — PRF Technologies Ltd. (Nasdaq: PRFX) (“PRF” or the “Company”) today provided a business update for the year ended December 31, 2025, in conjunction with the filing of its Annual Report on Form 20-F.

2025 and early 2026 Highlights

•	Completed the strategic acquisition of DeepSolar, expanding PRF into AI-driven solar analytics and establishing a second high-growth operating platform.

•	Completed a majority investment in LayerBio, adding OcuRing™-K, a patented drop-less, sustained-release ocular therapy platform targeting post-cataract pain and inflammation control.

•	Advanced OcuRing™-K through development planning and IND-supporting activities, with preclinical and Phase I safety data supporting continued progression toward later-stage development.

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Reported additional R&D progress supporting the broader potential of LayerBio’s sustained-release ocular platform, including confirmation that the platform can accommodate multiple drug entities, reinforcing its long-term applicability across ophthalmic indications.

•
Expanded DeepSolar’s commercial and product footprint through the launch of Smart TDD, acceptance into the NVIDIA Connect Program, filing of PRF’s first DeepSolar patent application, a SaaS agreement with Shikun & Binui Energy for a 71 MW solar project in Romania, and a first commercial due diligence engagement with EDF Power Solutions Israel.

•
Maintained a disciplined capital structure while continuing to invest in both business units, ending 2025 with approximately $4.1 million in cash, cash equivalents, short-term deposits and restricted cash, and positive working capital of approximately $2.0 million.

Dr. Ehud Geller, Executive Chairman of PRF Technologies, commented, “2025 was a transformational year for PRF as we repositioned the Company into a diversified innovation platform spanning healthcare and renewable-energy analytics. In healthcare, we significantly strengthened our pipeline and strategic focus through our majority investment in LayerBio and the continued advancement of OcuRing™-K, which we believe has the potential to address a large unmet need in cataract surgery through a truly drop-less, sustained-release approach. We also continue to see broader value in the LayerBio platform as a differentiated ocular drug-delivery technology with applicability beyond a single product candidate. In solar, DeepSolar progressed from a newly acquired technology platform to a growing commercial business with differentiated products, expanding market visibility, proprietary IP development, and early customer validation. We believe these milestones position PRF with two distinct value drivers and multiple pathways to build long-term shareholder value.”

Healthcare Business Update

PRF’s healthcare strategy evolved meaningfully during 2025. Following its majority investment in Boston-based LayerBio in August 2025, the Company added OcuRing™-K to its portfolio and broadened its focus beyond post-operative pain into ophthalmology and sustained-release ocular drug delivery. PRF acquired LayerBio to expand its pipeline through new technologies and create synergies with its clinical-development activities.

OcuRing™-K is a patent-protected, bio-erodible sustained-release intraocular ring designed to deliver ketorolac during cataract surgery through a single intraoperative application, with the goal of reducing or eliminating the need for post-surgical eye drops. PRF disclosed that in 2025 it conducted the tests and validations required for submission of an IND for a Phase II study of OcuRing™-K, and that work is progressing toward the next clinical trial. The Company also reported in January 2026 that preclinical studies and a Phase I clinical evaluation demonstrated a favorable safety profile, with no treatment-related serious adverse events observed.

PRF believes OcuRing™-K represents a particularly attractive opportunity because cataract surgery is one of the most commonly performed procedures globally, while existing post-operative treatment often depends on complex eye-drop regimens with poor compliance and inconsistent delivery. The OcuRing platform may also support broader ophthalmic indications over time, including additional NSAID, steroid, antibiotic and anti-VEGF applications. The Company also reported R&D findings confirming that LayerBio’s sustained-release ocular platform can accommodate multiple drug entities, including corticosteroids and NSAIDs, reinforcing the platform’s longer-term potential beyond OcuRing™-K alone.

The Company continues to evaluate PRF-110 as part of its broader healthcare strategy, which now includes additional pipeline opportunities and advanced drug-delivery technologies designed to expand long-term value creation.

DeepSolar Business Update

PRF completed the acquisition of DeepSolar in March 2025, marking its entry into AI-driven solar analytics. Since then, the business has advanced from an acquired technology platform into what management believes is an increasingly differentiated commercial offering for solar asset owners, operators, investors and other market participants. The Company subsequently entered into an agreement with BladeRanger to help identify and introduce potential commercial prospects for collaboration with DeepSolar.

In 2025, DeepSolar launched a strategic pilot with Econergy at a 92 MW photovoltaic plant in Romania, one of the country’s largest operational solar projects. PRF later reported that the pilot advanced into its first commercial customer agreement. Building on that momentum, PRF announced in February 2026 that Shikun & Binui Energy selected DeepSolar under a SaaS agreement beginning with the 71 MW Satu Mare photovoltaic site in Romania, further expanding DeepSolar’s installed commercial base. During the second half of 2025 and early 2026, DeepSolar also completed its Smart Energy Management app, advanced its automated reporting engine, was accepted into the NVIDIA Connect Program to support development of DeepSolar Predict, launched its Smart TDD solar due-diligence service, and entered into its first announced commercial due diligence engagement with EDF Power Solutions Israel.

In January 2026, PRF also announced the filing of its first patent application related to DeepSolar, covering solar plant micro-climate forecast modeling designed to improve production forecast accuracy. PRF believes these developments reflect DeepSolar’s progress from early pilot activity into initial commercial deployment across multiple use cases, including asset monitoring, forecasting and technical due diligence.

PRF believes DeepSolar is positioned at the intersection of several favorable trends, including growth in utility-scale solar deployment, rising operational complexity across renewable-energy assets, and increasing demand for analytics-driven technical due diligence, performance optimization and forecasting tools.

Financial Results for the Year Ended December 31, 2025

Research and development expenses were approximately $1.1 million for the year ended December 31, 2025, compared to approximately $11.7 million for the year ended December 31, 2024. The decrease was primarily due to extensive clinical trial costs in 2024. This decrease was partially offset by additional research and development expenses incurred in 2025 in connection with the activities of LayerBio, Inc., our subsidiary, which was acquired during the year ended December 31, 2025.

General and administrative expenses were approximately $3.0 million for the year ended December 31, 2025 and 2024. Additional general and administrative expenses incurred in 2025 in connection with the activities of LayerBio, Inc. were offset by decreases in insurance costs and other general and administrative expenses.

Financial income was $108,000 for the year ended December 31, 2025, compared to financial income of approximately $93,000 for the year ended December 31, 2024. The increase was primarily due to higher average deposit balances during the 2025.

Net loss for the year ended December 31, 2025 was approximately $4.8 million, compared to a net loss of approximately $14.6 million for the year ended December 31, 2024.

As of December 31, 2025, the Company had approximately $4.1 million in cash, cash equivalents, short-term deposits and restricted cash, and positive working capital of approximately $1.9 million. During 2025, PRF also completed at-the-market issuances that generated approximately $4.0 million in gross proceeds.

A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2025 has been filed with the U.S. Securities and Exchange Commission https://www.sec.gov/ and posted on the Company’s investor relations website at   https://prf-tech.com/investors.  The Company will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at info@prf-tech.com.

About PRF Technologies

PRF Technologies (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar, PRF also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, and optimize energy consumption - particularly in solar-integrated environments. This dual business model reflects PRF’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.prf-tech.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PRF’s expectations, beliefs and intentions including with respect to statements related to the anticipated benefits of DeepSolar deployments and future commercial opportunities. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110 OcuRing™-K, LayerBio Inc.’s lead product candidate, and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110, OcuRing™-K and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller
Chairman
PRF Technologies Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com